1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

June 27, 2017

VIA EDGAR

Mr. James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)
(Securities Act File No. 33-97598
and Investment Company Act File No. 811-09102)
Post-Effective Amendment No. 471

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 471 to the registration statement of the Company filed pursuant to Rule 485(a) under the Securities Act of 1933 and the Investment Company Act of 1940 on behalf of the iShares MSCI Emerging Markets ex China ETF (the “Fund”), a series of the Company.

The comments were provided in your markup of the registration statement that you sent via email on April 28, 2017 as supplemented by a telephone conversation on that date. For your convenience, your comments are summarized below and each comment is followed by the Company’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please explain why “Other Expenses” in the Annual Fund Operating Expenses table is “None.” The narrative indicates that interest, taxes, brokerage, future distribution fees and extraordinary expenses in the financial statements are to be paid by the Fund.

Response: The disclosure states “None” under “Other Expenses” because the Fund does not expect to incur any estimated “Other Expenses” at this time.

Comment 2: The narrative indicates that the Fund will pay “distribution fees.” If so, please explain why “Distribution and Service (12b-1) Fees” in the Annual Fund Operating Expenses table is “None.”

Response: The narrative under the section “Fees and Expenses” tracks the description in the Fund’s investment advisory agreement, which provides that BFA will pay all operating expenses of the Fund, except interest expenses, taxes, brokerage expenses, distribution fees or expenses, and extraordinary expenses. The disclosure in the fee table under “Annual Fund Operating Expenses” states “None” under “Distribution and Service (12b-1) Fees” because the Fund does not expect to incur any such fees at this time.

Comment 3: Please provide us with a filled-in fee table and example at least a week before the effective date of the registration statement. We may have additional comments on the filled-in information.

Response: The Company has supplementally provided a completed fee table and example for the Fund’s prospectus at least one week prior to the filing becoming effective as requested.

Comment 4: Where appropriate, there should be a market cap definition of large and mid-cap companies in the context of the emerging market countries in which the Fund invests. Given that the index covers 85% of the market cap of each of the component countries, it would appear that a significant amount of small-cap companies - by any definition - are included. Please explain the statement that the Fund focuses on large and mid-cap companies.

Response: The “Principal Investment Strategies” section will be revised to include disclosure that according to the Index Provider’s Global Investable Market Indices methodology, the investable universe of each country is divided into large-, mid-, and small-cap classifications. Companies that comprise the top 70% of a country’s investable universe are categorized as large-cap, the next 15% are categorized as mid-cap, and the next 14% are categorized as small-cap. The Index Provider uses these percentages rather than currency amounts because it helps ensure consistency across markets and time periods and may be less affected by market fluctuations. Using this methodology and definition of market capitalization, the top 85% of the market cap of each of the component countries only includes large- and mid-cap companies. Accordingly, no small-cap constituents relative to each local country are included in the Underlying Index.

Comment 5: Please explain what it means to “capture large- and mid- capitalization stocks across 22 countries.” South Korea is an advanced industrial nation and Thailand and the Philippines are not. Please explain whether the index and the fund are constructed to prevent certain large countries (e.g., South Korea, Russia, India) from dominating the fund’s portfolio.

Response: The Index Provider constructs the Underlying Index based on a market capitalization weighting of the 22 countries, including South Korea, that it has classified as “emerging markets” from the equity investment perspective of the Index Provider. The Underlying Index, however, is not constructed to prevent certain large countries from dominating the portfolio, which means that certain companies and/or countries will be more heavily weighted than others.

Comment 6: Please confirm whether the Mauritius funds are the only underlying funds in which the Fund invests.

Response: The Company confirms that the Mauritius funds are the only underlying funds in which the Fund will invest at the time of the Fund’s launch. The Company reserves the right and flexibility, however, to invest in other iShares funds sometime in the future.

Comment 7: Please provide more information about the concentration policy of the Fund with respect to the Fund’s concentration in individual issuers and individual countries.

Response: The Company respectfully notes that Section 8(b)(1)(E) of the Investment Company Act of 1940 and Form N-1A requires that the Fund disclose the extent to which it intends to concentrate investments in a particular industry or group of industries but does not require a fundamental policy on individual country concentration. The Industry Concentration Policy within the “Principal Investment Strategies” section states: “The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.” To the extent a particular industry constitutes 25% or more of the Fund’s total assets, the industry would be described in the Fund’s next update under “Principal Investment Strategies” and its related risk would be described under “Principal Risks.” Further, to the extent a single country or industry is a principal risk, it will also be disclosed under “Principal Risks” in the summary prospectus. Therefore, the Company respectfully declines to make any change to this disclosure.

Comment 8: Please include a description of the risks of investing in mid-cap, and possibly small-cap, funds.

Response: The Company respectfully notes that mid-capitalization companies risk is disclosed under the “Further Discussion of Other Risks” section in the prospectus. To the extent either mid and/or small-capitalization risks become principal risks for the Fund, the Company will add those risks to the “Principal Risks” section.

Comment 9: Please disclose that because the Fund’s underlying securities trade on an exchange that is closed when the securities exchange on which Fund Shares list and trade is open, there are likely to be deviations between the current pricing of an underlying security and stale security pricing (i.e., the last quote from its closed foreign market), likely resulting in premiums or discounts to NAV that may be greater than those experienced by other ETFs.

Response: The Company respectfully calls the Staff’s attention to “National Closed Market Trading Risk”, which is listed as a principal risk of the Fund and which includes disclosure substantially similar to the language requested above.

Comment 10: Please explain why Mid-Capitalization Companies Risk not included in the summary risk disclosure.

Response: The Company respectfully notes that mid-capitalization companies risk is not a principal risk of the Fund.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin Haskin

Benjamin Haskin

cc:	P. Ekeruo
M. Gung
S. Kim
N. Hwang
A. Singletary-Claffee

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